July 2, 2010

VIA FACSIMILE AND U.S. MAIL

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 First Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Response to your letter dated May 28, 2010,
SunPower Corporation – File No. 1-34166

Dear Mr. Vaughn:

As requested in your letter to me dated May 28, 2010, this letter summarizes SunPower Corporation’s (the “Company” or “we”) response to each of your fourteen comments.  Bruce Ledesma, our General Counsel, spoke with Staff Accountant Tara Harkins on June 9, 2010 to communicate our request that we provide this response no later than July 2, 2010.  Also as you requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of its disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are your comments and our responses to each:

Form 10-K for the fiscal year ended January 3, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

-Critical Accounting Policies and Estimates, page 44

SunPower Corporation · 3939 North First Street · San Jose, CA 95134 · Phone: (408) 240-5500
http://www.sunpowercorp.com

Valuation of Inventories, page 46

1.
We note your disclosure here on how you evaluate your inventory for a decline in net realizable value.  Please revise future filings to discuss in more detail how you develop certain of your assumptions such as “expected demand” for purposes of your inventory valuation analysis.  For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.  Please provide us with a sample of your proposed revised disclosure.

Response:  Management’s assumption of its inventories’ net realizable value is impacted by many factors, including “expected demand,” which is developed based on its analysis of bookings, sales backlog, sales pipeline, market forecast and competitive intelligence. Management’s assumption of “expected demand” is reconciled to available inventory, production capacity, available third-party inventory and growth plans.  Management’s factory production plans, which drives materials requirement planning, are established based on its assumptions of “expected demand.”  Historically, “expected demand” has been within management’s assumptions with the exception of the first quarter in fiscal 2009 when components revenue was lower than our internal forecast due to a long winter season in Europe, primarily in Germany, and challenging business conditions due to the uncertain economic environment and tight credit conditions which negatively influenced overall demand and timing of customers’ buying decisions.  Management responds to reductions in “expected demand” by temporarily reducing manufacturing output and adjusting expected reserve assumptions as necessary.  In addition, “expected demand” by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.

In future filings, we will revise the disclosure in our Critical Accounting Policies and Estimates regarding how management develops its assumptions for purposes of its inventory valuation analysis, the accuracy of those assumptions in the past and how frequent those assumptions have changed in the past.  Below is our proposed disclosure:

Inventories are valued at the lower of cost or market value.  Management evaluates the recoverability of its inventories based on assumptions about expected demand and market conditions.  Management’s assumption of expected demand is developed based on its analysis of bookings, sales backlog, sales pipeline, market forecast and competitive intelligence.  Management’s assumption of expected demand is reconciled to available inventory, production capacity, available third-party inventory and growth plans.  Management’s factory production plans, which drives materials requirement planning, are established based on its assumptions of expected demand.  Historically, expected demand has been within management’s assumptions with the exception of the first quarter in fiscal 2009 when components revenue was lower than our internal forecast due to a long winter season in Europe, primarily in Germany, and challenging business conditions due to the uncertain economic environment and tight credit conditions which negatively influenced overall demand and timing of customers’ buying decisions.  Management responds to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected reserve assumptions as necessary.  In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.

Other market conditions that could impact the realizable value of our inventories and are periodically evaluated by management include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors.  The reserve or write-down is equal to the difference between the cost of inventories and the estimated market value based on assumptions about expected demand and market conditions, including the replacement costs of raw materials. If actual market conditions are less favorable than those projected by management, additional inventories reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are sold in the normal course of business.

2.
We note your disclosure on page 50 regarding declining prices of polysilicon.  We further note your disclosure on page 42 regarding declining average selling prices.  Please quantify the amount of inventory write-downs that you recognized during fiscal 2009.  Please also provide us with additional detail regarding how you evaluated your inventory recoverability as of January 3, 2010.  Specifically discuss how your analysis considered the declining polysilicon prices, declining average selling prices and your existing firm, non-cancellable and unconditional purchase commitments.

Response:  During fiscal 2009, management wrote-down inventory during fiscal 2009 by $16.0 million for declining average selling prices of third-party solar panels and declining prices of polysilicon.  As of January 3, 2010, management performed its quarterly analysis of its inventories’ cost, including the key raw material polysilicon used in the manufacture of solar cells as well as solar panels purchased from third parties, to its current and forecasted average selling price of solar panels.  Forecasted average selling prices of solar panels are estimated by management after consideration for expected demand and market conditions noted above in our response to Comment 1.

We also periodically review our agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers and solar panels which specify future quantities and pricing of products to be supplied by the vendors under long-term purchase commitments.  We establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or market value adjustments, forfeiture of advanced deposits and liquidated damages.  Such accruals will be recorded when we determine the cost of purchasing the components is higher than the estimated current market value or when we believe it is probable such components will not be utilized in future operations.

Index to Consolidated Financial Statements, page 82

Note 1. The Company and Summary of Significant Accounting Policies, page 89

-Product Warranties, page 92

3.
It appears that you have increased the length of some of your solar panels from up to 20 years (as disclosed in the 2008 Form 10-K) to up to 25 years (as disclosed here).  Please explain to us how this impacted your warranty reserves analysis as of January 3, 2010.

Response:  We warrant or guarantee the performance of the solar panels that we manufacture at certain levels of power output for 25 years.  The reference to a 20 year warranty term was erroneous and only stated in the 2008 Form 10-K.  The term of the warranty period has remained unchanged in fiscal 2008 and 2009.  Our warranty calculation for both periods was based on a 25 year warranty for solar panels.  The disclosure had no impact on our warranty reserve analysis as of January 3, 2010.

4.
Further to the above, we note from page 19 that you discovered a potentially systematic defect in a third party supplier’s solar panels during late fiscal 2009. Please explain to us how this impacted your warranty reserve for the fiscal year ended January 3, 2010.

Response:   The potentially systematic defect in a third party supplier’s solar panels discovered in late fiscal 2009, referenced in the risk factor on page 19 of our 2009 Form 10-K, was meant to highlight a risk of potential customer claims brought against our company not covered under the standard supplier warranty.  The potentially systematic defect did not impact our warranty reserve as of January 3, 2010 for the following reasons:

1)	The supplier warranty covers the replacement of the defective panels;

2)	The costs incurred in the fourth quarter of fiscal 2009 not covered by the warranty were reimbursed by the supplier in February 2010 and we continue to be reimbursed for such costs; and

3)	The supplier in the past has reimbursed us for costs under similar circumstances.

Subsequently, in April 2010, we entered into a remuneration agreement with the supplier whereby the supplier will reimburse us for certain costs not covered under the standard supplier warranty, including costs associated with the inspection, deinstallation and reinstallation of panels deemed at higher risk of near-term defect.  In addition, in April 2010, we entered into an indemnification agreement with the supplier which would hold us harmless for certain claims caused directly from the defective panels.  As a result of the foregoing, we have concluded that the risk that we may incur significant non-standard warranty related unreimbursable expenses in the future as described in our risk factor has been reduced.

-Revenue Recognition, page 92

5.
We note your disclosure on page 18 that under your power purchase business model, you often execute power purchase agreements (PPAs) directly with the end-user customer with the expectation that you will later assign the PPA to a financier.  You further state that you attempt to mitigate the risk that a financier will not be available for the project by allowing for termination of the PPA without penalty.  However, you state that you are not always successful in negotiation the penalty-free termination rights.  Please address the following:

•
Aside from those described on page 117 relating to the sale-leaseback transaction with Wells Fargo, clarify for us if you currently have any PPA agreements for which you are at risk in the event that you are not able to locate financier.  Explain to us how you account for such agreements.

•	To the extent you begin construction of any systems prior to locating a financier, tell us how you account for such costs.

•
Tell us whether you are currently operating any systems under a PPA for which you have not transferred all of the associated risks and responsibilities to a financier.  Discuss your accounting for any such agreements.

Response:  Historically, we have executed PPAs with the end-user customers in advance of selling the solar power system to third party financiers.  As of January 3, 2010, aside from those described on page 117 relating to the sale-leaseback transaction with Wells Fargo, we had two PPAs with PG&E, which are not financed, and under which we are at risk in the event we are not able to locate third party financiers.  Such risks include penalties for the delay of guaranteed construction dates beyond January 2011.  At each reporting period we assess whether the risks associated with such PPAs are probable of occurring, and if estimable, we recognize a liability.  As of January 3, 2010, we determined that we were not at risk of not meeting the PG&E guaranteed construction date requirement and therefore, no liability was recorded.

When we begin construction of solar power systems under PPAs prior to locating third party financiers, we assess the recoverability of such costs, and to the extent recoverable, we capitalize such costs on the balance sheet.  Capitalized costs include pre-construction costs essential to the development of the real estate, development costs, premiums on options to purchase property, permits and interconnection fees, real estate taxes and other similar costs incurred during the period of development.  At each reporting period, we assess such capitalized costs for impairment.

We currently operate two solar power systems under PPAs with end-user customers (“electricity off-takers”).  The systems were built during late fiscal 2008 and were not transferred to third party financiers as a result of the U.S. financial crisis experienced during that time.  Our normal business model includes the construction and sale of solar power systems and not the ownership of such systems constructed.  We capitalized the costs of those systems during construction and the systems are carried at cost less accumulated depreciation, less California Solar Initiative rebate.  The net carrying value of such systems was approximately $8.0 million as of January 3, 2010.  We recognize electricity revenue for the sales of the electricity to the off-takers.

-Recently Adopted Accounting Guidance, page 95

6.
We note here and on pages 100-103 that you issued 1.25% debentures and 0.75% debentures during fiscal 2007 that contain partial cash settlement features.  We further note that you adopted the new accounting guidance for these convertible debt instruments that may be settled in cash upon conversion during fiscal 2009 and that you retrospectively adjusted your fiscal 2007 and 2008 financial statements.  We finally note that you recorded $18.4 million of additional interest expense and $25.4 million of tax benefits related to the adoption of this new accounting guidance during fiscal 2008.  Please explain to us why you recorded a tax benefit of $25.4 million during fiscal 2008 related to the retrospective application of this new guidance.

Response:  Based on available information and the condition of current credit markets, we estimated that the effective interest rate for similar debt without the conversion feature was 9.25% and 8.125% for the 1.25% debentures and 0.75% debentures, respectively.  The new accounting guidance requires an accretion of the resulting debt discount over the expected life of the convertible debt.  Therefore, additional interest expense was retrospectively applied to fiscal 2008 and 2007.  In addition, additional interest expense was retrospectively capitalized to manufacturing equipment and leasehold improvements while such assets were being constructed in fiscal 2008 and 2007 at the revised weighted average interest rate on existing borrowings and depreciated over the useful lives of those assets.

The above noted adjustments to debt discounts and construction in progress related to manufacturing equipment and leasehold improvements resulted in additional deferred tax liabilities originating in fiscal 2007, which will be reduced over time by the associated depreciation and amortization expense.  The establishment of this deferred tax liability resulted in a release of the required valuation allowance because our deferred tax liabilities exceeded our gross deferred tax assets.  The reason the rate is 138% is that in addition to the tax benefit we recorded related to the incremental interest expense, we were also obligated to reflect the benefit of previously unrecognized deferred tax assets which originated in fiscal 2008, the most significant item being related to restricted stock awards.  These benefits had not been recorded due to the existence of a valuation allowance, but were recognized after the adoption of the new accounting guidance since we were now in a net deferred tax liability position.

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 98

7.
With respect to the errors identified, we note where you have divided them into three categories – investigation-related adjustments, errors identified during the course of the investigation and out-of-period adjustments.  Please explain to us in more detail the nature of each error and please separately quantify the impact of each individual error upon your consolidated financial statements for all of the impacted periods.

Response:  The nature of the restatement adjustments and the impact of the adjustments for the nine months ended September 27, 2009 and the fiscal year ended December 28, 2008 are shown in the following table (in thousands):

	Nine Months Ended September 27, 2009	Year Ended December 28, 2008 (1)	Total
Investigation related adjustments	$(12,414)	$(15,026)	$(27,440)
Errors identified during course of investigation	(7,485)	(2,813)	(10,298)
	(19,899)	(17,839)	(37,738)
Out-of-period adjustments	(2,853)	4,781	1,928
Total adjustments	(22,752)	(13,058)	(35,810)
Income tax effect of adjustments	15,037	3,399	18,436
Decrease in net income	$(7,715)	$(9,659)	$(17,374)

(1)           Includes the correction of errors identified that occurred in fiscal 2007 and 2006 that were determined to be immaterial both individually and in the aggregate to those years. Consequently, a total of approximately $0.6 million and $0.5 million of pre-tax expense and after tax expense, respectively, incurred in fiscal 2007 were recorded in fiscal 2008 as well as a total of approximately $0.4 million of both pre-tax income and after tax income incurred in fiscal 2006 were recorded in the first quarter of fiscal 2008.

1.  Investigation Related Adjustments:

The Audit Committee’s investigation found that unsubstantiated entries (a) were made at the direction of the Philippines-based finance personnel in order to report results for manufacturing operations that would be consistent with internal expense projections, (b) generally resulted in an understatement of our company’s cost of goods sold, and (c) were not directed or encouraged by, or done with the knowledge of, executive management. During the course of the investigation, various accounting errors which required adjustments were also identified.

The nature of the investigation related adjustments and the impact of the adjustments on a pre-tax basis to the Balance Sheets as of September 27, 2009 and December 28, 2008 and to the Statements of Operations for  the nine months ended September 27, 2009 and the year ended December 28, 2008 are shown in the following table (in thousands):

Investigation Related Adjustments	September 27, 2009	December 28, 2008
Balance Sheet Impact:
Decrease in inventories	$(1,997)	$(5,144)
Decrease in advances to suppliers, current portion	(297)	-
Decrease in prepaid expenses and other current assets	(6,097)	(1,843)
Decrease in property, plant and equipment, net	(10,388)	(6,763)
Decrease in other long-term assets	(644)	(1,344)
(Increase) decrease in accounts payable	(8,017)	68
Decrease in retained earnings	15,026	-
Statement of Operations Impact:
Increase in cost of goods sold	12,414	15,026

The unsubstantiated journal entries and errors affected cost of goods sold and the following balance sheet accounts:

Inventories:
•	The investigation found that unsubstantiated entries were recorded to inventories and cost of goods sold by incorrectly adjusting variance capitalization amounts.
•	The investigation found errors in the inventory reconciliations resulting in:
(a) the understatement of quantities in the bill of materials for work-in-process inventories; and
(b) misstatements of in-transit and on-hand inventories.
•
Unsubstantiated entries and errors identified in the course of the investigation resulted in correcting adjustments to cost of goods sold, thereby impacting the amount of manufacturing variances capitalized to inventories.

Adjustments for the errors and unsubstantiated entries described above resulted in decreases to inventories of $2.0 million as of September 27, 2009 and $5.1 million as of December 28, 2008.

Advances to Suppliers, Current Portion:
•
In the course of reconciling the prepaid balance for one of our suppliers, an error was noted in the second quarter of fiscal 2009 that was not resolved until the fourth quarter of fiscal 2009.  The correcting adjustment resulted in a decrease to short-term advances to suppliers of  $0.3 million as of September 27, 2009.

Prepaid Expenses and Other Current Assets:
•	The misapplication of our company’s policy for prepaid tooling, in addition to unsubstantiated journal entries, resulted in repairs and maintenance expenses being improperly capitalized.
•
In accordance with a new subcontractor arrangement established in fiscal 2009, we purchased inventory components on behalf of the subcontractor.  An error was made in recording the sale of the components to the subcontractor that resulted in an incorrect increase to prepaid expenses.

Adjustments for the errors and unsubstantiated entries described above resulted in decreases in prepaid expenses of $6.1 million as of September 27, 2009 and $1.8 million as of December 28, 2008.

Property, Plant and Equipment:
•
Errors related to the recording of manufacturing equipment purchases resulted in an overstatement of property, plant and equipment and uninvoiced receipts. The correcting adjustments resulted in decreases to property, plant and equipment of $10.4 million as of September 27, 2009 and $6.8 million as of December 28, 2008.

Other Long-Term Assets:
•
The correction of unsubstantiated entries to other long-term assets related to electricity costs resulted in  decreases to other long-term assets of $0.6 million as of September 27, 2009 and $1.3 million as of December 28, 2008.

Accounts Payable:
•
The investigation found that certain expenses were misstated by (a) not recording the entire accrued expense amount in the period incurred or (b) reversing previously recorded expenses through manual journal entries that were not based on actual transactions or reasonable estimates of expenses. The accounts affected were accruals for manufacturing expenses such as subcontracted wafering costs, electricity, and freight and other accrued expenses.

•
Errors in the uninvoiced receipts liability related to the purchase of manufacturing equipment resulted in an overstatement of uninvoiced receipts and property, plant and equipment. Additional unsubstantiated entries were recorded to reduce the uninvoiced receipts liability and cost of goods sold.

•	The investigation identified timing errors, in addition to unsubstantiated journal entries, in the reserve for materials used for wafer slicing of silicon ingots.
•	The investigation identified errors in the reconciliations of vendor payables and application of vendor credit memos.

Adjustments for the errors and unsubstantiated entries described above resulted in an increase to accounts payable of $8.0 million as of September 27, 2009 and a decrease to accounts payable of $0.1 million as of December 28, 2008.

2.  Errors Identified during Course of Investigation:

Through the investigation, errors were also found in the Philippines relating to inventories, prepaid expenses and other current assets, property, plant and equipment, and accounts payable and accrued liabilities. The nature of the errors identified during the course of the investigation and the impact of the adjustments on a pre-tax basis to the Balance Sheets as of September 27, 2009 and December 28, 2008 and the Statements of Operations for the nine months ended September 27, 2009 and the year ended December 28, 2008 are shown in the following table (in thousands):

Errors Identified During Course Of Investigation	September 27, 2009	December 28, 2008
Balance Sheet Impact:
Decrease in inventories	$(8,152)	$(2,513)
Increase in prepaid expenses and other current assets	2,911	2,274
Decrease in property, plant and equipment, net	(469)	-
Decrease in accounts payable	1,173	1,186
Increase in accrued liabilities	(5,761)	(3,760)
Decrease in retained earnings	2,813	-
Statement of Operations Impact:
Increase in cost of goods sold	7,485	2,813

We reviewed our accruals and underlying estimates, giving consideration to subsequent developments after the date of the financial statements, to assess whether any of the previously recorded amounts required adjustments. We conducted expanded account reviews and balance sheet reconciliations to ensure that all accounts were fully reconciled, supported and appropriately documented. As a result of this review, we recorded various adjustments. The adjustments affected cost of goods sold and the following balance sheet accounts:

Inventories:
•
We recorded correcting adjustments for improper accounting for inventories in-transit, scrap, and the methodology used to calculate the inventory variance capitalization resulting in decreases to inventories of $8.2 million as of September 27, 2009 and $2.5 million as of December 28, 2008.

Prepaid Expenses and Other Current Assets:
•
Certain foreign individual income tax filings prepared for employees on foreign assignments contained omissions of taxable income. The amount of the estimated tax understatement plus interest and penalties less any employee receivables generated by the filing of amended returns resulted in increases to prepaid expenses and other current assets of $2.9 million as of September 27, 2009 and $2.3 million as of December 28, 2008.

Property, Plant and Equipment, Net:
•
In some instances, depreciation expense was not recorded in the proper period.  The correcting adjustment resulted in a decrease to property, plant and equipment of $0.5 million as of September 27, 2009.

Accounts Payable:
•
Certain vendor credits were not recorded and certain employee bonuses were not accrued.  The correcting adjustment decreased accounts payable by $1.2 million as of September 27, 2009 and $1.2 million as of December 28, 2008.

Accrued Liabilities:
•
Accrued liabilities were corrected because accounts had not been properly reconciled or because reconciling items had not been recorded timely. The correcting adjustments resulted in  increases to accrued liabilities of $5.8 million  as of September 27, 2009 and $3.8 million as of December 28, 2008.

3. Out-Of-Period Adjustments:

In addition to the adjustments described above, we also corrected out-of-period adjustments that were previously recorded during the restatement periods and that were previously considered to be immaterial. These adjustments related to systems revenue, inventories, accounts payable and accruals and other accounts. As part of the restatement, these adjustments were reflected correctly in the period in which the errors arose. The nature of the out-of-period errors and the impact of the adjustments on a pre-tax basis to the Balance Sheets as of September 27, 2009 and December 28, 2008 and the Statements of Operations for the nine months ended September 27, 2009 and the year ended December 28, 2008 are in the following table (in thousands):

Out-Of-Period Adjustments	September 27, 2009	December 28, 2008
Balance Sheet Impact:
Decrease in costs and estimated earnings in excess of billings	$-	$(576)
Increase in inventories	-	4,370
Decrease in prepaid expenses and other current assets	-	(1,592)
Decrease in accounts payable	647	2,558
Decrease in accrued liabilities	-	680
Decrease in other long-term liabilities	1,281	3,169
Increase in billings in excess of costs and estimated earnings	-	(3,828)
Increase in retained earnings	(4,781)	-
Statement of Operations Impact:
Decrease (increase) in systems revenue	1,393	(2,675)
Increase (decrease) in cost of goods sold	1,460	(2,106)
Total	2,853	(4,781)

The adjustments for the errors summarized above affected the following accounts:

Costs and estimated earnings in excess of billings:
•
We recorded revenue adjustments for a solar system contract in fiscal 2008 for which costs to complete had not been properly estimated.  The correcting adjustments resulted in a decrease of costs and estimated earnings in excess of billings of $0.6 million as of December 28, 2008.

Inventories:
•
Various inventory adjustments were the result of the improper accounting for consigned inventories, in-transit inventories, and standard costing. The correcting adjustments to inventories resulted in an increase to inventories of $4.4 million as of December 28, 2008.

Prepaid Expenses and Other Current Assets:
•
In fiscal 2009, we noted a difference between the amount recorded as receivable from a supplier of polysilicon and the payable reported by the supplier. The correcting adjustment resulted in a decrease to the related receivable of $1.6 million  as of December 28, 2008.

Accounts Payable, Accrued Liabilities and Other Long-Term Liabilities:
•	We determined we had improperly deferred revenue earned in fiscal 2008 due to the improper application of multiple element accounting.
•	We noted systematic errors and incorrect manual adjustments related to project billings.
•	We noted several under and over accruals of operating expenses.

The correcting adjustments resulted in decreases in accounts payable, accrued liabilities and other long-term liabilities totaling $1.9 million as of September 27, 2009 and a decrease in accounts payable, accrued liabilities and other long-term liabilities totaling $6.4 million  as of December 28, 2008.

Billings in Excess of Costs and Estimated Earnings:
•
We noted systematic errors and incorrect manual adjustments related to project billings.  The correcting adjustments resulted in an increase in billings in excess of costs and estimated earnings of $3.8 million as of December 28, 2008.

4. Income Tax Effect of Adjustments:

The tax effect of the restatement adjustments is $15.0 million for the nine months ended September 27, 2009 and $3.4 million for the year ended December 28, 2008.

In providing these additional details, please consider the following:

•	We note that you use the word “generally” or “primarily” to describe some of the errors. Please provide us with a sufficiently detailed analysis that clarifies your use of these terms.

Response:  For those periods and line items in which there were multiple errors, we used the words “generally” and “primarily” to indicate the nature of the error having the largest impact on the financial statements for that period or line item.

•
Please tell us how you determined that the errors that you restated for only relate to fiscal 2008 and fiscal 2009 within your Philippines operations.  Refer to the guidance in 250-10-50 of the FASB Accounting Standards Codification.

Response:  The Audit Committee investigation concluded that the accounting issues were confined to operations in the Philippines during fiscal 2006 through September 27, 2009. The Audit Committee found that the errors and unsubstantiated entries  that occurred in fiscal 2006 through 2007 were not significant.

Note 6. Balance Sheet Components, page 11

8.
We note from page 99 and 144 that you have consigned inventory.  If material, please revise your future filings to explain the nature of the consigned inventory, your accounting policies relating to consigned inventory.  In this regard, please also revise future filings to separately present your consigned inventory.  Refer to Question 2 of SAB Topic 13(A)(2).  Please provide us with a sample of your proposed disclosure.

Response:  Taking into account Question 2 of SAB Topic 13(A)(2), consigned inventory as of January 3, 2010 relates to approximately $0.9 million of spare parts and chemicals and approximately $3.4 million of inverters.  The value of consigned inventory was approximately 2% of total inventory as of January 3, 2010; therefore, management determined the amount of consigned inventory to be immaterial and did not disclose the nature of consigned inventory, related accounting policies or separately quantify the amounts. We will include disclosure in future filings if such amounts are deemed material.

Note 12. Commitments and Contingencies, page 117

9.
We note your disclosure here regarding your sale and subsequent leaseback of two solar systems projects in December 2009.  Please provide us with your analysis of the leases that supports your conclusion that such leases should be classified as operating leases.  Refer to paragraphs 840-10-25-29 through 840-10-25-30 of the FASB Accounting Standards Codification.

Response:  In fiscal 2009, we entered into a Master Lease Agreement (“MLA”) with Wells Fargo.  Under this agreement, Wells Fargo agreed to purchase and subsequently lease back to us up to $100 million in systems.  Each lease may have a term of up to 20 years.  To date, the construction and lease origination of two systems with 20 year terms has been completed. Each system is subject to a Power Purchase Agreement (“PPA”) with a third party (“host”) for a 20 year term. Throughout the term of the PPAs, the hosts agree to purchase all of the energy delivered by the systems.  At the end of our 20 year lease term with Wells Fargo, we have the option to either buy the system at its then fair value or remove the system.  The two transactions with Wells Fargo were accounted for under sale-leaseback accounting.  Each of the resulting leases with Wells Fargo were accounted as an operating lease on our books over the 20 year term.  The gain on the initial sale of the systems to Wells Fargo is deferred and amortized into income as a reduction of rent expense over the 20 year term.

Taking into account guidance 840-10-25-29 through 840-10-25-30 of the FASB Accounting Standards Codification, our analysis of the lease classification was based on the following facts and assumptions:
•	Transfer of ownership: The lease does not transfer ownership of the system to us by the end of the lease term.
•	Bargain purchase option: The lease does not contain a bargain purchase option.
•
Lease term:  The lease term is less than 75 percent of the estimated economic life of the leased system.  The 20 year lease term is approximately 67 percent of the 30 year estimated economic life of the leased systems.

•
Minimum lease payments:  The present values at the beginning of the lease terms of each system’s minimum lease payments equaled 65 percent and 70 percent of the fair value of each leased system to Wells Fargo at lease inception, therefore, the leases did not meet the 90 percent requirement for “capital lease” classification criteria.

Based on the above analysis, we concluded that our leases with Wells Fargo should be classified as operating leases.

10.
We note your disclosure here regarding long-term supply agreements.  We further note that a portion of the purchase commitments arising from these agreements are firm, non-cancellable and unconditional commitments.  Please revise your disclosures to discuss how you evaluate the recoverability of amounts due under these firm, non-cancellable and unconditional commitments.

In future filings, we will revise the disclosure in our Notes to the Financial Statements regarding the recoverability of amounts due under firm, non-cancellable and unconditional purchase commitments.

Note 13. Joint Ventures, page 120

11.
We note that you recognized $9.8 million of income related to your equity investment in Woongjin Energy Co., Ltd. during fiscal 2009.  Please provide us with your significance tests for fiscal 2009 as set forth under Rule 1-02(w) of Regulation S-X related to your investment in Woongjin Energy Co., Ltd. Refer to the guidance in Rule 3-09 of Regulation S-X.

Response:  We have considered Rule 3-09 of Regulation S-X.  We had a 42% common stock ownership in Woongjin Energy Co., Ltd. during fiscal 2009 and accounted for our investment using the equity method.  Woongjin Energy Co., Ltd. qualified as a “significant investee” of ours during fiscal 2009 as set forth under Rule 1-02(w) of Regulation S-X because our equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Woongjin Energy Co., Ltd. totaled 21 percent of our consolidated income.  As the third condition set forth in Rule 1-02(w) was met, we filed separate financial statements of Woongjin Energy Co., Ltd. in an amendment to our Annual Report on Form 10-K for the fiscal year ended January 3, 2010 on June 30, 2010.

Form 10-Q for the Quarter Ended April 4, 2010

Note 12. Debt and Credit Sources, page 26

12.
We note on page 27 that you fair valued the embedded conversion option and the over-allotment option derivative associated with the $220 million of 4.50% senior cash convertible debentures issued in April 2010.  We further note that you utilized Level 2 inputs consisting of the exercise price of the instruments, your class A common stock price, the risk free interest rate, the contractual term, and your class A volatility.  We finally note on pages 28 and 32 similar disclosures related to the determination of the fair value of your bond hedge, warrants, and interest rate swaps.  Please provide to us the methodology utilized in determining the fair value of these derivatives.  Within your discussion, please explain why you have classified these as Level 2 inputs.

Response:  Accounting guidance located in 820 of the FASB Accounting Standards Codification describes three generally accepted valuation approaches to measuring the fair value of assets and liabilities:  the income approach, the market approach, and the cost approach.  We used the income approach in our valuation of the various derivatives.

Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly, are categorized as Level 2.  Due to the nature of our derivative financial instruments, the valuation methodologies we utilize require specific inputs that do not necessitate significant judgments and the majority of the inputs we use are readily observable.  These inputs to the valuation models are based on inputs that market participants would use to arrive at the fair value of each of the derivatives.  These inputs are determined by management to be Level 2 inputs under the fair value hierarchy in accordance with accounting guidance.

Specifically, we utilized present value techniques, option-pricing models such as the Black-Scholes-Merton formula, and third party pricing models that we believe produced the best estimates of fair value for the types of derivative instruments we hold.  We consider key inputs, including the contract terms, interest rate yield curves, option volatility, and currency rates.  The inputs and assumptions used in the models reflect management’s best estimate of assumptions that market participants would use in pricing the same or similar instruments in a current transaction as of the measurement date.

13.
Further to the above, please revise your future filings to quantify the significant assumptions utilized in the determination of the fair value of these derivatives.  Please provide us with a sample of your proposed disclosure.

Response:  In future filings, we will revise the disclosure in our Notes to the Financial Statements to quantify the significant assumptions utilized in the determination of the fair value of the derivatives.  Below is our proposed disclosure. We have reproduced Note 12 filed in our Form 10-Q for the quarter ended April 4, 2010 in its entirety with revisions to those disclosures related to the derivative significant assumptions highlighted in bold font.

Note 12. DEBT AND CREDIT SOURCES

The following table summarizes the Company’s outstanding debt as of April 4, 2010 and their related maturity dates:

		Payment Due by Period
(In thousands)	Face Value	2010 (remaining nine months)	2011	2012	2013	2014	Beyond 2014
Convertible debt:
4.50% debentures	$220,000	$—	$—	$—	$—	$—	$220,000
4.75% debentures	230,000	—	—	—	—	230,000	—
1.25% debentures	198,608	—	—	198,608	—	—	—
0.75% debentures	143,883	143,883	—	—	—	—	—
Debt facility agreement	230,054	—	—	—	—	—	230,054
Cassiopea project loan	142,693	244	3,672	3,980	18,861	5,341	110,595
Piraeus Bank loan	36,145	36,145	—	—	—	—	—
Term loan	30,000	11,250	15,000	3,750	—	—	—
	$1,231,383	$191,522	$18,672	$206,338	$18,861	$235,341	$560,649

Convertible Debt

The following table summarizes the Company’s outstanding convertible debt:

	April 4, 2010			January 3, 2010
(In thousands)	Carrying Value	Face Value	Fair Value (1)	Carrying Value	Face Value	Fair Value (1)
4.50% debentures	$148,330	$220,000	$222,875	$—	$—	$—
4.75% debentures	230,000	230,000	225,400	230,000	230,000	270,250
1.25% debentures	171,848	198,608	180,237	168,606	198,608	172,789
0.75% debentures	140,484	143,883	142,984	137,968	143,883	139,746
	$690,662	$792,491	$771,496	$536,574	$572,491	$582,785

(1)	The fair value of the convertible debt was determined based on quoted market prices as reported by an independent pricing source.

4.50% Debentures

On April 1, 2010, the Company issued $220.0 million in principal amount of its 4.50% senior cash convertible debentures (“4.50% debentures”) and received net proceeds of $214.9 million, before payment of the cost of the bond hedge and warrant transactions described below. Interest on the 4.50% debentures is payable on March 15 and September 15 of each year, which will commence September 15, 2010. The 4.50% debentures mature on March 15, 2015. The 4.50% debentures are convertible only into cash, and not into shares of the Company’s class A common stock (or any other securities). Prior to December 15, 2014, the 4.50% debentures are convertible only upon specified events and, thereafter, they will be convertible at any time, based on an initial conversion price of $22.53 per share of the Company’s class A common stock. The conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. Upon conversion, the Company will deliver an amount of cash calculated by reference to the price of its class A common stock over the applicable observation period. The 4.50% debentures will not be convertible, in accordance with the provisions of the debenture agreement, until the first quarter of fiscal 2011. The Company may not redeem the 4.50% debentures prior to maturity. Holders may also require the Company to repurchase all or a portion of their 4.50% debentures upon a fundamental change, as defined in the debenture agreement, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In the event of certain events of default, such as the Company’s failure to make certain payments or perform or observe certain obligations there under, Wells Fargo, the trustee, or holders of a specified amount of then-outstanding 4.50% debentures will have the right to declare all amounts then outstanding due and payable. On April 5, 2010, the initial purchasers of the 4.50% debentures exercised the $30.0 million over-allotment option in full and the Company received net proceeds of $29.4 million. As a result of the over-allotment option exercise the Company will record additional derivative transactions in the second quarter of fiscal 2010, similar to the instruments described.

The 4.50% debentures are senior, unsecured obligations of the Company, ranking equally with all existing and future senior unsecured indebtedness of the Company. The 4.50% debentures are effectively subordinated to the Company’s secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of the Company’s subsidiaries. The 4.50% debentures do not contain any sinking fund requirements.

The embedded cash conversion option within the 4.50% debentures and the over-allotment option related to the 4.50% debentures are derivative instruments that are required to be separated from the 4.50% debentures and accounted for separately as derivative instruments (derivative liabilities) with changes in fair value reported in the Company’s Condensed Consolidated Statements of Operations until such transactions settle or expire. The initial fair value liabilities of the embedded cash conversion option and over-allotment option of $71.3 million and $0.5 million, respectively, are classified within “ Other long-term liabilities” and simultaneously reduced the carrying value of “Convertible debt, net of current portion” (effectively an original issuance discount on the 4.50% debentures of $71.8 million) in the Company’s Condensed Consolidated Balance Sheet. A $0.3 million non-cash charge was recorded in “Other, net” in the Company’s Condensed Consolidated Statement of Operations related to the change in fair value of these two derivative instruments as of April 4, 2010.

The embedded cash conversion option and the over-allotment option derivative instruments are fair valued utilizing Level 2 inputs consisting of the exercise price of the instruments, the Company’s class A common stock price, the risk free interest rate, the contractual term and the Company’s class A common stock volatility. Such derivative instruments are not traded on an open market with the banks as the counterparties to the instruments.

Significant inputs for the valuation of the embedded cash conversion option and the over-allotment option as of April 4, 2010 are as follows:

	Embedded option (1)	Over-allotment option (2)
Stock price	$19.01	$19.01
Exercise price	$22.53	$6.78
Interest rate	2.6%	0.14%
Stock volatility	47.13%	47.13%
Maturity date	February 18, 2015	April 7, 2010
(1)	The valuation model utilizes these inputs to value the right but not the obligation to purchase one share at $22.53.
(2)	The valuation model utilizes these inputs to value the right but not the obligation to purchase one call option at $6.78.

The Company recognized $0.1 million in non-cash interest expense during the first quarter of fiscal 2010 related to the amortization of the debt discount on the 4.50% debentures. The principal amount of the outstanding 4.50% debentures, the unamortized discount and the net carrying value as of April 4, 2010 was $220.0 million, $71.7 million and $148.3 million, respectively. As of April 4, 2010, the remaining weighted average period over which the unamortized debt discount associated with the 4.50% debentures will be recognized is as follows (in thousands):

Debt Discount
2010 (remaining nine months)	$8,706
2011	11,970
2012	13,663
2013	15,595
2014	17,800
Thereafter	3,936
$71,670

Call Spread Overlay with Respect to 4.50% Debentures (“CSO2015”)

Concurrent with the issuance of the 4.50% debentures, the Company entered into privately negotiated convertible debenture hedge transactions (collectively, the "Bond Hedge") and warrant transactions (collectively, the "Warrants" and together with the Bond Hedge, the “CSO2015”), with certain of the initial purchasers of the 4.50% cash convertible debentures or their affiliates. The CSO2015 is meant to reduce the Company's exposure to potential cash payments upon conversion of the 4.50% debentures. The net cost of the CSO2015 was approximately $12.1 million.

Under the terms of the Bond Hedge, the Company bought from affiliates of certain of the initial purchasers options to acquire, at an exercise price of $22.53 per share, subject to anti-dilution adjustments, cash in an amount equal to the market value of up to approximately 9.8 million shares of the Company’s class A common stock. Each Bond Hedge is a separate transaction, entered into by the Company with each option counterparty, and is not part of the terms of the 4.50% debentures. The Company paid aggregate consideration of $66.2 million for the Bond Hedge on March 25, 2010.

Under the terms of the Warrants, the Company sold to affiliates of certain of the initial purchasers of the 4.50% cash convertible debentures warrants to acquire, at an exercise price of $27.03 per share, subject to anti-dilution adjustments, cash in an amount equal to the market value of up to approximately 9.8 million shares of the Company’s class A common stock. Each Warrant Transaction is a separate transaction, entered into by the Company with each option counterparty, and is not part of the terms of the 4.50% debentures. The Warrants were sold for aggregate cash consideration of approximately $54.1 million on March 25, 2010.

The CSO2015, which are indexed to the Company’s class A common stock, are derivative instruments that require mark-to-market accounting treatment due to their cash settlement features until such transactions settle or expire. The initial fair value of the Bond Hedge of $66.2 million is classified as “Other long-term assets” and the initial fair value of the Warrants of $54.1 million is classified as “Other long-term liabilities” in the Company’s Condensed Consolidated Balance Sheets. As of April 4, 2010, the fair value of the Bond Hedge is $70.8 million, an increase of $4.6 million, and the fair value of the Warrants is $60.7 million, an increase of $6.6 million, resulting in a $2.0 million mark-to-market non-cash net loss in “Other, net” in the Company’s Condensed Consolidated Statements of Operations during the first quarter of fiscal 2010.

The Bond Hedge and Warrants derivative instruments are fair valued utilizing Level 2 inputs consisting of the exercise price of the instruments, the Company’s class A stock price, the risk free interest rate, the contractual term and the Company’s class A common stock volatility. Such derivative instruments are not traded on an open market with the banks as the counterparties to the instruments. Valuation techniques utilize the inputs described above in addition to liquidity and institutional credit risk inputs.

The Bond Hedge and Warrants described above represent a call spread overlay with respect to the 4.50% debentures. Assuming full performance by the counterparties, the transactions effectively reduce the Company’s potential payout over the principal amount on the 4.50% debentures upon conversion of the 4.50% debentures into cash.

Significant inputs into the valuation of the bond hedge and warrants at the April 4, 2010 measurement date are as follows:

	Bond hedge (1)	Warrants (1)
Stock price	$19.01	$19.01
Exercise price	$22.53	$27.03
Interest rate	2.6%	2.6%
Stock volatility	47.13%	44.68%
Credit risk adjustment	4.07%	Not applicable
Maturity date	February 18, 2015	July 7, 2015
(1)	The valuation model utilizes these inputs to value the right but not the obligation to purchase one share at $22.53 and $27.03 for the bond hedge and warrants, respectively.

4.75% Debentures

In May 2009, the Company issued $230.0 million in principal amount of its 4.75% senior convertible debentures (4.75% debentures”) and received net proceeds of $225.0 million, before payment of the net cost of the call spread overlay described below. Interest on the 4.75% debentures is payable on April 15 and October 15 of each year, which commenced October 15, 2009. Holders of the 4.75% debentures are able to exercise their right to convert the debentures at any time into shares of the Company’s class A common stock at a conversion price equal to $26.40 per share. The applicable conversion rate may adjust in certain circumstances, including upon a fundamental change, as defined in the indenture governing the 4.75% debentures. If not earlier converted, the 4.75% debentures mature on April 15, 2014. Holders may also require the Company to repurchase all or a portion of their 4.75% debentures upon a fundamental change at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In the event of certain events of default, such as the Company’s failure to make certain payments or perform or observe certain obligations there under, Wells Fargo, the trustee, or holders of a specified amount of then-outstanding 4.75% debentures will have the right to declare all amounts then outstanding due and payable.

The 4.75% debentures are senior, unsecured obligations of the Company, ranking equally with all existing and future senior unsecured indebtedness of the Company. The 4.75% debentures are effectively subordinated to the Company’s secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of the Company’s subsidiaries.

Call Spread Overlay with Respect to 4.75% Debentures (“CSO2014”)

Concurrent with the issuance of the 4.75% debentures, the Company entered into certain convertible debenture hedge transactions (the “Purchased Options”) with affiliates of certain of the underwriters of the 4.75% debentures. The Purchased Options allow the Company to purchase up to approximately 8.7 million shares of the Company’s class A common stock and are intended to reduce the potential dilution upon conversion of the 4.75% debentures in the event that the market price per share of the Company’s class A common stock at the time of exercise is greater than the conversion price of the 4.75% debentures. The Purchased Options will be settled on a net share basis. Each convertible debenture hedge transaction is a separate transaction, entered into by the Company with each option counterparty, and is not part of the terms of the 4.75% debentures. The Company paid aggregate consideration of $97.3 million for the Purchased Options on May 4, 2009. The exercise price of the Purchased Options is $26.40 per share of the Company’s class A common stock, subject to adjustment for customary anti-dilution and other events.

The Purchased Options, which are indexed to the Company’s class A common stock, were deemed to be mark-to-market derivatives during the period in which the over-allotment option in favor of the 4.75% debenture underwriters was unexercised. The Company entered into the debenture underwriting agreement on April 28, 2009 and the 4.75% debenture underwriters exercised the over-allotment option in full on April 29, 2009. During the one-day period that the underwriters’ over-allotment option was outstanding, the Company’s class A common stock price increased substantially, resulting in a non-cash non-taxable gain on Purchased Options of $21.2 million during the second quarter of fiscal 2009 in its Condensed Consolidated Statements of Operations.

The Company also entered into certain warrant transactions whereby the Company agreed to sell to affiliates of certain of the 4.75% debenture underwriters Warrants to acquire up to approximately 8.7 million shares of the Company’s class A common stock. The Warrants expire in 2014. If the market price per share of the Company’s class A common stock exceeds the exercise price of the Warrants, the Warrants will have a dilutive effect on the Company’s earnings per share. Each warrant transaction is a separate transaction, entered into by the Company with each option counterparty, and is not part of the terms of the 4.75% debentures. Holders of the 4.75% debentures do not have any rights with respect to the Warrants. The Warrants were sold for aggregate cash consideration of approximately $71.0 million on May 4, 2009. The exercise price of the Warrants is $38.50 per share of the Company’s class A common stock, subject to adjustment for customary anti-dilution and other events.

Other than the initial period before the exercise of the 4.75% debenture underwriters’ over-allotment option, as described above, the CSO2014 are not subject to mark-to-market accounting treatment since they may only be settled by issuance of the Company’s class A common stock. The Purchased Options and sale of Warrants described above represent a call spread overlay with respect to the 4.75% debentures. Assuming full performance by the counterparties, the transactions effectively increase the conversion price of the 4.75% debentures from $26.40 to $38.50. The Company’s net cost of the Purchased Options and sale of Warrants for the CSO2014 was $26.3 million.

1.25% Debentures and 0.75% Debentures

In February 2007, the Company issued $200.0 million in principal amount of its 1.25% senior convertible debentures and received net proceeds of $194.0 million. Interest on the 1.25% debentures is payable on February 15 and August 15 of each year, which commenced August 15, 2007. The 1.25% debentures mature on February 15, 2027. Holders may require the Company to repurchase all or a portion of their 1.25% debentures on each of February 15, 2012, February 15, 2017 and February 15, 2022, or if the Company experiences certain types of corporate transactions constituting a fundamental change, as defined in the indenture governing the 1.25% debentures. In addition, the Company may redeem some or all of the 1.25% debentures on or after February 15, 2012. The 1.25% debentures are convertible, subject to certain conditions, into cash up to the lesser of the principal amount or the conversion value. If the conversion value is greater than $1,000, then the excess conversion value will be convertible into the Company’s class A common stock. The initial effective conversion price of the 1.25% debentures is approximately $56.75 per share and is subject to customary adjustments in certain circumstances.

In July 2007, the Company issued $225.0 million in principal amount of its 0.75% senior convertible debentures and received net proceeds of $220.1 million. Interest on the 0.75% debentures is payable on February 1 and August 1 of each year, which commenced February 1, 2008. The 0.75% debentures mature on August 1, 2027. Holders may require the Company to repurchase all or a portion of their 0.75% debentures on each of August 1, 2010, August 1, 2015, August 1, 2020 and August 1, 2025, or if the Company is involved in certain types of corporate transactions constituting a fundamental change, as defined in the indenture governing the 0.75% debentures. In addition, the Company may redeem some or all of the 0.75% debentures on or after August 1, 2010. The 0.75% debentures were classified as short-term liabilities in the Company’s Condensed Consolidated Balance Sheets as of both April 4, 2010 and January 3, 2010 due to the ability of the holders to require the Company to repurchase its 0.75% debentures commencing on August 1, 2010. The 0.75% debentures are convertible, subject to certain conditions, into cash up to the lesser of the principal amount or the conversion value. If the conversion value is greater than $1,000, then the excess conversion value will be convertible into cash, class A common stock or a combination of cash and class A common stock, at the Company’s election. The initial effective conversion price of the 0.75% debentures is approximately $82.24 per share and is subject to customary adjustments in certain circumstances.

The 1.25% debentures and 0.75% debentures are senior, unsecured obligations of the Company, ranking equally with all existing and future senior unsecured indebtedness of the Company. The 1.25% debentures and 0.75% debentures are effectively subordinated to the Company’s secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of the Company’s subsidiaries. The 1.25% debentures and 0.75% debentures do not contain any sinking fund requirements.

If the closing price of the Company’s class A common stock equals or exceeds 125% of the initial effective conversion price governing the 1.25% debentures and/or 0.75% debentures for 20 out of 30 consecutive trading days in the last month of the fiscal quarter then holders of the 1.25% debentures and/or 0.75% debentures have the right to convert the debentures any day in the following fiscal quarter. Because the closing price of the Company’s class A common stock on at least 20 of the last 30 trading days during the fiscal quarters ending April 4, 2010 and January 3, 2010 did not equal or exceed $70.94, or 125% of the applicable conversion price for its 1.25% debentures, and $102.80, or 125% of the applicable conversion price for its 0.75% debentures, holders of the 1.25% debentures and 0.75% debentures are unable to exercise their right to convert the debentures, based on the market price conversion trigger, on any day in the first and second quarters of fiscal 2010. Accordingly, the Company classified its 1.25% debentures as long-term in its Condensed Consolidated Balance Sheets as of both April 4, 2010 and January 3, 2010. This test is repeated each fiscal quarter, therefore, if the market price conversion trigger is satisfied in a subsequent quarter, the 1.25% debentures may again be reclassified as short-term.

The 1.25% debentures and 0.75% debentures are subject to accounting guidance for convertible debt instruments that may be settled in cash upon conversion since the debentures must be settled at least partly in cash upon conversion. The Company estimated that the effective interest rate for similar debt without the conversion feature was 9.25% and 8.125% on the 1.25% debentures and 0.75% debentures, respectively. The principal amount of the outstanding debentures, the unamortized discount and the net carrying value as of April 4, 2010 was $342.5 million, $30.2 million and $312.3 million, respectively, and as of January 3, 2010 was $342.5 million, $35.9 million and $306.6 million, respectively.

In fiscal 2009, the Company repurchased a portion of its 0.75% debentures with a principal amount, unamortized discount and net carrying value of $81.1 million, $6.4 million and $74.7 million, respectively, for approximately $75.6 million. The Company recognized $6.2 million and $5.0 million in non-cash interest expense during the first quarter of fiscal 2010 and 2009, respectively, related to the 1.25% debentures and 0.75% debentures. As of April 4, 2010, the remaining weighted average period over which the unamortized debt discount associated with the 1.25% debentures and 0.75% debentures will be recognized is as follows (in thousands):

Debt Discount
2010 (remaining nine months)	$13,574
2011	14,687
2012	1,898
$30,159

February 2007 Amended and Restated Share Lending Arrangement and July 2007 Share Lending Arrangement

Concurrent with the offering of the 1.25% debentures, the Company lent approximately 2.9 million shares of its class A common stock to LBIE, an affiliate of Lehman Brothers, one of the underwriters of the 1.25% debentures. Concurrent with the offering of the 0.75% debentures, the Company also lent approximately 1.8 million shares of its class A common stock to CSI, an affiliate of Credit Suisse, one of the underwriters of the 0.75% debentures. The loaned shares are to be used to facilitate the establishment by investors in the 1.25% debentures and 0.75% debentures of hedged positions in the Company’s class A common stock. Under the share lending agreement, LBIE had the ability to offer the shares that remain in LBIE’s possession to facilitate hedging arrangements for subsequent purchasers of both the 1.25% debentures and 0.75% debentures and, with the Company’s consent, purchasers of securities the Company may issue in the future. The Company did not receive any proceeds from these offerings of class A common stock, but received a nominal lending fee of $0.001 per share for each share of common stock that is loaned pursuant to the share lending agreements described below.

Share loans under the share lending agreement terminate and the borrowed shares must be returned to the Company under the following circumstances: (i) LBIE and CSI may terminate all or any portion of a loan at any time; (ii) the Company may terminate any or all of the outstanding loans upon a default by LBIE and CSI under the share lending agreement, including a breach by LBIE and CSI of any of its representations and warranties, covenants or agreements under the share lending agreement, or the bankruptcy or administrative proceeding of LBIE and CSI; or (iii) if the Company enters into a merger or similar business combination transaction with an unaffiliated third party (as defined in the agreement). In addition, CSI has agreed to return to the Company any borrowed shares in its possession on the date anticipated to be five business days before the closing of certain merger or similar business combinations described in the share lending agreement. Except in limited circumstances, any such shares returned to the Company cannot be re-borrowed.

Any shares loaned to LBIE and CSI are considered issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares have all of the rights of a holder of the Company’s outstanding shares, including the right to vote the shares on all matters submitted to a vote of the Company’s stockholders and the right to receive any dividends or other distributions that the Company may pay or make on its outstanding shares of class A common stock. However, LBIE and CSI agreed to pay to the Company an amount equal to any dividends or other distributions that the Company pays on the borrowed shares. The shares are listed for trading on the Nasdaq Global Select Market.

While the share lending agreement does not require cash payment upon return of the shares, physical settlement is required (i.e., the loaned shares must be returned at the end of the arrangement). In view of this share return provision and other contractual undertakings of LBIE and CSI in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, historically the loaned shares were not considered issued and outstanding for the purpose of computing and reporting the Company’s basic and diluted weighted average shares or earnings per share. However, on September 15, 2008, Lehman filed a petition for protection under Chapter 11 of the U.S. bankruptcy code, and LBIE commenced administration proceedings (analogous to bankruptcy) in the United Kingdom. After reviewing the circumstances of the Lehman bankruptcy and LBIE administration proceedings, the Company began to reflect the 2.9 million shares lent to LBIE as issued and outstanding starting on September 15, 2008, the date on which LBIE commenced administration proceedings, for the purpose of computing and reporting the Company’s basic and diluted weighted average shares and earnings per share. The Company filed a claim in the LBIE proceeding for approximately $240.9 million and a corresponding claim in the Lehman Chapter 11 proceeding under Lehman’s guaranty of LBIE’s obligations.

The shares lent to CSI will continue to be excluded for the purpose of computing and reporting the Company’s basic and diluted weighted average shares or earnings per share. If Credit Suisse or its affiliates, including CSI, were to file bankruptcy or commence similar administrative, liquidating, restructuring or other proceedings, the Company may have to consider approximately 1.8 million shares lent to CSI as issued and outstanding for purposes of calculating earnings per share.

In the first quarter of fiscal 2010, the Company adopted new accounting guidance that requires its February 2007 amended and restated share lending arrangement and July 2007 share lending arrangement to be valued and amortized as interest expense in its Condensed Consolidated Statements of Operations in the same manner as debt issuance costs. In addition, in the event that counterparty default pursuant to the share lending arrangement becomes probable, the Company is required to recognize an expense in its Condensed Consolidated Statement of Operations equal to the then fair value of the unreturned loaned shares, net of any probable recoveries. The Company estimated that the imputed share lending costs (also known as issuance costs) associated with the approximately 2.9 million shares and 1.8 million shares loaned to LBIE and CSI, respectively, totaled $1.8 million and $0.7 million, respectively. The new accounting guidance resulted in a significant non-cash loss resulting from Lehman filing a petition for protection under Chapter 11 of the U.S. bankruptcy code on September 15, 2008, and LBIE commencing administration proceedings (analogous to bankruptcy) in the United Kingdom. The then fair value of the approximately 2.9 million shares of the Company’s class A common stock loaned and unreturned by LBIE is approximately $213.4 million, which was expensed retrospectively in the third quarter of fiscal 2008 (see Note 1).

The Company recognized $0.1 million and $0.2 million in non-cash interest expense during the first quarter of fiscal 2010 and 2009, respectively, related to the share lending arrangements. As of April 4, 2010, the remaining weighted average period over which the unamortized issuance costs will be recognized is as follows (in thousands):

Issuance Costs
2010 (remaining nine months)	$323
2011	362
2012	45
$730

Debt Facility Agreement with the Malaysian Government

On December 18, 2008, the Company had entered into a facility agreement with the Malaysian Government. In connection with the facility agreement, the Company executed a debenture and deed of assignment in favor of the Malaysian Government, granting a security interest in a deposit account and all assets of SunPower Malaysia Manufacturing Sdn. Bhd., a wholly-owned subsidiary of the Company, to collateralize its obligations under the facility agreement.

Under the terms of the facility agreement, the Company may borrow up to Malaysian Ringgit 1.0 billion (approximately $306.7 million based on the exchange rate as of April 4, 2010) to finance the construction of FAB3 in Malaysia. The loans within the facility agreement are divided into two tranches that may be drawn through June 2010. Principal is to be repaid in six quarterly payments starting in July 2015, and a non-weighted average interest rate of approximately 4.4% per annum accrues and is payable starting in July 2015. The Company has the ability to prepay outstanding loans without premium or penalty and all borrowings must be repaid by October 30, 2016. The terms of the facility agreement include certain conditions to borrowings, representations and covenants, and events of default customary for financing transactions of this type, including a material adverse effect clause. As of both April 4, 2010 and January 3, 2010, the Company had outstanding Malaysian Ringgit 750.0 million (approximately $230.1 million and $219.0 million based on the exchange rate as of April 4, 2010 and January 3, 2010, respectively) under the facility agreement.

Cassiopea Project Loan

On March 26, 2010, the Company closed its acquisition of SunRay and its wholly-owned subsidiaries, including Cassiopea PV S.r.l. (“Cassiopea”). On September 17, 2009, Cassiopea entered into a credit agreement with Societe General, Milan Branch, WestLB AG, Milan Branch and Banca Infrastrutture Innovazione e Sviluppo SpA (collectively “Cassiopea Lenders”). In connection with the credit agreement, Cassiopea executed various deeds of assignment in favor of the Cassiopea Lenders, granting them a security interest in substantially all assets and future cash flows of Cassiopea.

Under the terms of the credit agreement, Cassiopea may borrow up to Euro 120.0 million (approximately $162.4 million based on the exchange rate as of April 4, 2010) to finance the construction and operations of the 24 megawatt (MWdc) solar power plant in Montalto di Castro, Italy. Borrowings under the credit agreement are divided into two tranches that may be drawn through August 2010. Principal and interest are to be repaid in various installment payments starting in September 2010. The non-weighted average interest rate on borrowings is approximately EURIBOR plus 2.3% and such borrowings must be fully repaid no later than June 2028. The terms of the credit agreement include certain conditions to borrowings, representations and covenants, and events of default customary for financing transactions of this type. As of April 4, 2010, Cassiopea had outstanding Euro 105.4 million (approximately $142.7 million based on the exchange rate as of April 4, 2010) under the credit agreement of which $1.2 million and $141.5 million had been classified as “current portion of long-term debt” and “Long-term debt,” respectively, in the Company’s Condensed Consolidated Balance Sheet.

Concurrent with entering into the credit agreement, Cassiopea entered into interest rate swaps with the Cassiopea Lenders to mitigate the interest rate risk on the debt. The interest rate swaps are derivative instruments which are fair valued utilizing Level 2 inputs because valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation techniques utilize a variety of inputs, including contractual terms, market prices, yield curves, credit curves and measures of volatility. Such inputs can generally be verified and selections do not involve significant management judgment. As of April 4, 2010, the Company had not designated the interest rate swap as a hedging instrument. For derivative instruments not designated as hedging instruments, the Company recognizes changes in the fair value in earnings in the period of change. The fair value of the interest rate swaps as of April 4, 2010 was Euro 5.5 million (approximately $7.4 million based on the exchange rate as of April 4, 2010). The Company recognized a loss of $0.2 million during the first quarter of fiscal 2010 on the interest rate swaps in “Other, net” in the Condensed Consolidated Statement of Operations.

Significant observable assumptions utilized in the valuation of the interest rate swaps as of April 4, 2010 are as follows:

Currency rate (U.S. dollar / Euro)	1.36
Interest rates (utilizing the Euribor curve)
Cash rates: one week to three months	0.34% - 0.64%
Futures rates: three months to two years	0.72% - 1.66%
Swap rates: two years to fifteen years	1.46% - 3.66%
Swap reset period	6 months
Credit risk	Not significant

Piraeus Bank Loan

On March 26, 2010, the Company closed its acquisition of SunRay and its wholly-owned subsidiaries, including Energy Ray Anonymi Energeiaki Etaireia (“Energy Ray”). On October 22, 2008, Energy Ray entered into a current account overdraft agreement with Piraeus Bank. In connection with the agreement, Energy Ray and its subsidiaries executed various account pledge agreements in favor of Piraeus Bank, granting them a security interest in cash deposit accounts where the proceeds of the loan are on deposit.

Under the terms of the current account overdraft agreement, Energy Ray may borrow up to Euro 26.7 million (approximately $36.1 million based on the exchange rate as of April 4, 2010) to secure the capital necessary for pre-construction activities in Greece. Borrowings under the agreement mature every three months at which time it becomes automatically renewable at the combined option of both Energy Ray and Piraeus Bank. As of April 4, 2010, Energy Ray had outstanding principal of Euro 26.7 million (approximately $36.1 million based on the exchange rate as of April 4, 2010) which has been classified as “Short-term debt” in the Company’s Condensed Consolidated Balance Sheet. Borrowings under the agreement bear interest of EURIBOR plus 1.4% per annum and are collateralized with short-term restricted cash on the Condensed Consolidated Balance Sheet.

Term Loan with Union Bank, N.A. (“Union Bank”)

On April 17, 2009, the Company entered into a loan agreement with Union Bank under which the Company borrowed $30.0 million for a term of three years at an interest rate of LIBOR plus 2%, or approximately 2.3% and 2.2% as of April 4, 2010 and January 3, 2010, respectively. The loan was to be repaid in eight equal quarterly installments of principal plus interest commencing June 30, 2010. As of April 4, 2010, the outstanding loan balance was $30.0 million of which $15.0 million had been classified as both “current portion of long-term debt” and “Long-term debt” in the Company’s Condensed Consolidated Balance Sheet. As of January 3, 2010, the outstanding loan balance was $30.0 million of which $11.3 million and $18.7 million had been classified as “current portion of long-term debt” and “Long-term debt,” respectively, in the Company’s Condensed Consolidated Balance Sheet. In connection with the loan agreement, the Company entered into a security agreement with Union Bank, which granted a security interest in the deposit account in favor of Union Bank. SunPower North America, LLC and SunPower Corporation, Systems, both wholly-owned subsidiaries of the Company, had each guaranteed $30.0 million in principal plus interest of the Company’s obligations under the loan agreement. The agreements governing the term loan with Union Bank included certain representations, covenants, and events of default customary for financing transactions of this type. On April 9, 2010 the Company repaid all principal and interest outstanding under the term loan with Union Bank.

Mortgage Loan Agreement with International Finance Corporation (“IFC”)

On May 6, 2010, SPML and SPML Land, Inc. (“SPML Land”), both wholly-owned subsidiaries of the Company, entered into a mortgage loan agreement with IFC. Under the loan agreement, SPML may borrow up to $75.0 million from IFC, after satisfying certain conditions to disbursement, and SPML and SPML Land pledged certain assets as collateral supporting SPML’s repayment obligations. The Company guaranteed SPML’s obligations to IFC.

Under the loan agreement, SPML may borrow up to $75.0 million during the first two years, and SPML shall repay the amount borrowed, starting 2 years after the date of borrowing, in 10 equal semiannual installments over the following 5 years. SPML shall pay interest of LIBOR plus 3% per annum on outstanding borrowings, and a front-end fee of 1% on the principal amount of borrowings at the time of borrowing, and a commitment fee of 0.5% per annum on funds available for borrowing and not borrowed. SPML may prepay all or a part of the outstanding principal, subject to a 1% prepayment premium. The loan agreement includes conditions to disbursements, representations, covenants, and events of default customary for financing transactions of this type. Covenants in the loan agreement include, but are not limited to, restrictions on SPML’s ability to issue dividends, incur indebtedness, create or incur liens on assets, and make loans to or investments in third parties.

Credit Agreement with Wells Fargo

On July 13, 2007, the Company entered into a credit agreement with Wells Fargo and has entered into amendments to the credit agreement from time to time. As of April 4, 2010, the credit agreement provides for a $50.0 million uncollateralized revolving credit line, with a $50.0 million uncollateralized letter of credit subfeature, and a separate $200.0 million collateralized letter of credit facility. The Company may borrow up to $50.0 million and request that Wells Fargo issue up to $50.0 million in letters of credit under the uncollateralized letter of credit subfeature. Letters of credit issued under the subfeature reduce the Company’s borrowing capacity under the uncollateralized revolving credit line. Additionally, the Company may request that Wells Fargo issue up to $200.0 million in letters of credit under the collateralized letter of credit facility. As detailed in the credit agreement, the Company pays interest of LIBOR plus 2% on outstanding borrowings under the uncollateralized revolving credit line, and a fee of 2% and 0.2% to 0.4% depending on maturity for outstanding letters of credit under the uncollateralized letter of credit subfeature and collateralized letter of credit facility, respectively. At any time, the Company can prepay outstanding loans without penalty.

In connection with the credit agreement, the Company entered into a security agreement with Wells Fargo, granting a security interest in a securities account and a deposit account to collateralize its obligations in connection with any letters of credit that might be issued under the collateralized letter of credit facility. SunPower North America, LLC and SunPower Corporation, Systems, both wholly-owned subsidiaries of the Company, also entered into an associated continuing guaranty with Wells Fargo. The terms of the credit agreement include certain conditions to borrowings, representations and covenants, and events of default customary for financing transactions of this type. Covenants contained in the credit agreement include, but are not limited to, restrictions on the incurrence of additional indebtedness, pledging of assets, payment of dividends or distribution on the Company’s common stock, and purchases of property, plant and equipment and financial covenants with respect to certain liquidity, net worth and profitability metrics. If the Company fails to comply with the financial and other restrictive covenants contained in the credit agreement resulting in an event of default, all debt to Wells Fargo could become immediately due and payable and the Company’s other debt may become due and payable in the event there are cross-default provisions in the agreements governing such other debt.

As of April 4, 2010 and January 3, 2010, no borrowings were outstanding on the uncollateralized revolving credit line and letters of credit totaling $49.1 million and $49.2 million, respectively, were issued by Wells Fargo under the uncollateralized letter of credit subfeature. In addition, letters of credit totaling $165.6 million and $150.7 million were issued by Wells Fargo under the collateralized letter of credit facility as of April 4, 2010 and January 3, 2010, respectively, and were collateralized by restricted cash on the Condensed Consolidated Balance Sheets.

On April 12, 2010, the Company entered into an amendment of its credit agreement with Wells Fargo which: (i) removes the Company’s ability to request additional letters of credit under the uncollateralized letter of credit subfeature and collateralized letter of credit facility; (ii) allows letters of credit outstanding under the uncollateralized letter of credit subfeature and collateralized letter of credit facility to remain outstanding through October 12, 2010; and (iii) removes certain covenants contained in the credit agreement, including but not limited to financial compliance covenants. Additional covenants, including but not limited to covenants relating to maintenance of existence and properties, repayment of obligations under the credit agreement, and notifications to Wells Fargo, remain in effect.

Letter of Credit Facility with Deutsche Bank

On April 12, 2010, the Company and certain subsidiaries of the Company entered into a letter of credit facility agreement with Deutsche Bank AG New York Branch (“Deutsche Bank”), as issuing bank and as administrative agent, and the financial institutions parties thereto from time to time. The letter of credit facility provides for the issuance, upon request by the Company, of letters of credit by the issuing bank in order to support obligations of the Company, in an aggregate amount not to exceed $350.0 million (or up to $400.0 million upon the agreement of the parties). Each letter of credit issued under the letter of credit facility must have an expiration date no later than the earlier of the second anniversary of the issuance of that letter of credit and April 12, 2013, except that: (i) a letter of credit may provide for automatic renewal in one-year periods, not to extend later than April 12, 2013; and (ii) up to $100.0 million in aggregate amount of letters of credit, if cash-collateralized, may have expiration dates no later than the fifth anniversary of the closing of the letter of credit facility. For outstanding letters of credit under the letter of credit facility the Company pays a fee of 0.50% plus any applicable issuances fees charged by its issuing and correspondent banks. The Company also pays a commitment fee of 0.20% on the unused portion of the facility.

In connection with the entry into the letter of credit facility, the Company entered into a cash security agreement with Deutsche Bank, granting a security interest in a collateral account to collateralize its obligations in connection with any letters of credit that might be issued under the letter of credit facility. The Company is required to maintain in the collateral account cash and securities equal to at least 50% of the dollar-denominated obligations under the issued letters of credit, and 55% of the non-dollar-denominated obligations under the issued letters of credit. The obligations of the Company are also guaranteed by SunPower North America, LLC and SunPower Corporation, Systems, both wholly-owned subsidiaries of the Company, who have both pledged certain of their accounts receivable and inventory to Deutsche Bank to collateralize the Company’s obligations. The letter of credit facility includes representations, covenants, and events of default customary for financing transactions of this type.

Form 8-K Filed on May 11, 2010

14.
We note that you have provided forward-looking non-GAAP financial measures such as non-GAAP revenue, non-GAAP tax rate, and non-GAAP net income per diluted share for fiscal 2010 and for the second quarter of fiscal 2010.  However, we do not see where you have provided a reconciliation of these forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measure as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures.  Please revise future filings to comply by providing reconciling information that is available without unreasonable effort.  As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible.  Identify such information that is unavailable and disclose its probable significance.  Refer to the guidance in Regulation G.

Response:  We confirm that we will provide forward-looking GAAP financial measures for all corresponding forward-looking non-GAAP financial measures in our future earnings releases furnished on Form 8-K in order to be compliant with Regulation G.  As applicable, we will include clear disclosures in our future earnings releases furnished on Form 8-K of why any forward-looking GAAP information is not accessible and/or is unavailable and we will disclose its probable significance.

Regards,

/s/ Dennis V. Arriola
Dennis V. Arriola
Executive Vice President and
Chief Financial Officer

cc:	Mr. Thomas H. Werner
Mr. Bruce Ledesma Esq.
SunPower Corporation